

April 1, 2014

<u>Via E-mail</u>
Steven P. Rasche
Chief Financial Officer
The Laclede Group, Inc.
720 Olive Street
St. Louis, MO 63101

>   **Re: The Laclede Group, Inc.**
>   **Form 10-K for the Fiscal Year Ended September 30, 2013**
>   **Filed November 26, 2013**
>   **File No. 001-16681**

Dear Mr. Rasche:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended September 30, 2013</u>

<u>Item 1. Business</u>

<u>Other, page 8</u>

1. We note your disclosure on pages 9 and 86 that you began including your propane-related services within your Gas Utility segment on July 1, 2013. Please tell us whether you have restated prior segment financial information pursuant to ASC 280-10-50-34. Please quantify for us total assets of the transferred operations and the related impact they had on your statements of income, including revenues and net economic earnings, for all periods presented in your filing.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Results of Operations

Earnings, page 28

2. We note your disclosure on page 28 that management believes net economic earnings per
    share, which excludes the weighted average number of shares impact of the May 2013
    equity issuance, provides a useful representation of operating performance by facilitating
    comparison of year-over-year results. We have the following comments:

    •   Please tell us if the earnings attributable to MGE have been excluded from the
        Gas Utility's net economic earnings for the year ended September 30, 2013.
        Please also disclose and explain to us in sufficient detail the nature of the items
        included in the "Acquisition, divestiture and restructuring activities" line item of
        your net economic earnings reconciliation on page 29.

    •   As the shares issued in May 2013 were outstanding from issuance through the end
        of your fiscal year, were participating in earnings during that period of time, and
        will presumably continue to participate in earnings absent additional
        developments, please explain in further detail why you believe the exclusion of
        these shares, which reflect your current capital structure, from your calculation of
        net economic earnings per share is useful to a reader.

2013 vs. 2012

Operating Revenues and Operating Expenses

Gas Marketing, page 32

3. You disclose in the fourth paragraph of the Gas Marketing section on page 8 that "LER
    was profitable in fiscal year 2013, despite a challenging market." We also note on page
    87 that your Gas Marketing segment experienced a significant increase in intersegment
    revenues as compared to the prior year, and those sales represented a significantly higher
    percentage of your Gas Marketing segment's sales. Please tell us what amount of the
    operating margin for each of the periods presented was due to intersegment as opposed to
    third party transactions for the Gas Marketing segment as well as the factors that drove
    the changes in intersegment amounts period over period. While we acknowledge your
    summary disclosure of results of operations on a consolidated basis, please tell us your
    considerations in determining whether this information was necessary for a reader to
    understand the Gas Marketing segment's results of operations as well as how it
    contributes to the consolidated results of operations.

Income Taxes, page 32

4. We note the decrease in your effective tax rate from 2011 to 2013 and the reconciling items within your effective income tax reconciliation table on page 85. Please disclose in sufficient detail the reasons for changes in your effective tax rate between periods and tell us whether you believe any known trends with respect to your effective tax rate should be disclosed. To the extent material, please discuss the impact of the reconciling items on your effective tax rate. Refer to Item 303(a)(3) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Regulated Operations, page 57

5. You disclose that $17.2 million of regulatory assets were not earning a rate of return as of September 30, 2013. You subsequently disclose that a portion of the regulatory asset related to pensions and other postemployment benefits relating to the unfunded differences between the projected benefit obligation and plan assets also does not earn a rate of return, but do not disclose an amount. Please revise to disclose the total amount of regulatory assets for which you do not earn a rate of return. Refer to ASC 980-340-50-1.

3. Pension Plans and Other Postretirement Benefits

Fair Value Measurements of Pension and Other Postretirement Plan Assets, page 71

6. You disclose on page 72 that stock and bond mutual funds are valued at the quoted market price of the identical securities. We note you have classified "Stock/Bond mutual fund" investments of your pension plan assets as level 2 within the fair value hierarchy as illustrated on page 71. Please explain the basis for your classification of these investments within the fair value hierarchy. Please also clarify why you value the mutual funds based on prices of the identical securities and not some other basis, such as quoted prices or net asset values of the funds. Refer to ASC 820-10-35-40 and -47.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief